Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports First Quarter 2022 Results

May 5, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the first quarter ended March 31, 2022.

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction is advancing with mechanical completion and commencement of commissioning targeted for the second half of 2022.

ᵒ   Additional resources continue to be added to accelerate and de-risk commissioning and ramp-up.

ᵒ   1,650 workers are on site with activities carried out as normal.

ᵒ   100% of the workforce have received at least two doses of a COVID-19 vaccine.

•	In early April 2022, the site achieved a milestone of 5,000,000 total person hours without a lost time injury.
•	As of March 31, 2022, 82%, or $605 million, of the $741 million capital budget has been spent.
•

Progress on the second stage expansion of 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”) continues to advance with additions to the technical leadership team and a drilling program underway.

Pastos Grandes

•	On January 25, 2022, the Company completed the acquisition of Millennial and the 100% owned Pastos Grandes project for total consideration of approximately $360 million.

United States

Thacker Pass

•	On April 14, 2022, the Company submitted a formal application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program.
•

The Company continues to advance a feasibility study for Thacker Pass with targeted capacity of 40,000 tpa LCE and incorporating a second phase expansion to reach a targeted total capacity of 80,000 tpa LCE. Results of the feasibility study are expected in the second half of 2022.

•

Construction of the Lithium Technical Development Center (LiTDC) in Reno is substantially complete and commissioning has commenced. LiTDC includes integrated testing process equipment that will replicate the Thacker Pass flowsheet from raw ore to final product. It will support ongoing optimization work, provide product samples for potential customers and partners and enable process test work on new target deposits.

•

In February 2022, the Nevada Department of Environmental Protection issued the final key state-level environmental permits: Water Pollution Control Permit, Class II Air Quality Operating Permit and Mine and Exploration Reclamation Permits.

•	An appeal on the Record of Decision continues to advance through a US Federal Court, with a ruling expected in Q3 2022.

Corporate

•	As at March 31, 2022, the Company had $492 million in cash and cash equivalents with an additional $75 million in available credit.
•

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1), a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada, in a private placement for total consideration of $10 million, or approximately 5% following closing of the share placement.

•	In February 2022, the Company commenced the process to explore a separation of its US operations, through the creation of a standalone public company focused on the development of Thacker Pass.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended March 31,
	2022	2021
	$	$
Expenses	(16.0)	(8.8)
Net loss	(46.1)	(10.0)
Loss per share – basic	(0.35)	(0.09)

(in US$ million)	As at March 31, 2022	As at December 31, 2021
	$	$
Cash and cash equivalents	492.3	510.6
Total assets	1,136.2	817.3
Total long-term liabilities	(298.7)	(272.8)

In Q1 2022, total assets increased primarily due to the acquisition of Millennial. Total long-term liabilities increased due to $50.3 million increase in fair value of convertible senior notes derivative liability, partially offset by repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

The higher net loss in 2022 compared to 2021 is primarily attributable to $50.3 million loss on change in fair value of convertible notes derivative driven by an increase in market value of the Company’s shares partially offset by non-cash gain on modification of the Company’s financial instruments.

This news release should be read in conjunction with Lithium Americas’ condensed consolidated interim financial statements and management's discussion and analysis for the three months ended March 31, 2022, which are available on the Company’s website and SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, expansion plans, scale, anticipated production, results thereof and expansion plans; expectations and anticipated impact of COVID-19 on the Company and its projects; timing for commissioning, and plans to accelerate the commissioning and timeline for the Caucharí-Olaroz project; estimates of capital and operating expenditures and substantial changes thereto for any project, including factors expected to contribute to such changes; the Company’s ability to fund its development programs through debt or equity financing, including through government loan programs; timing, capacity, expansion plans, completion of a feasibility study and sufficiency of water rights for the Thacker Pass project; Company expectations as to timing for technical development center operations for Thacker Pass, the  outcome of such operations and production of samples; government regulation of mining operations and treatment under governmental and taxation regimes; expected timing and outcome of litigation or regulatory processes concerning the Thacker Pass project; the estimated amount and grade of mineral resources for the Thacker Pass project; expected outcome and timing of environmental surveys and analysis, permit applications and other environmental matters; expected environmental impacts of the Company’s projects; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity, product quality of production and sufficiency of brine inventory of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina co-owned by the Company, Ganfeng Lithium Co. Ltd. (“Ganfeng”) and Jujuy Energia y Mineria Sociedad del Estado (JEMSE); successful operation of the Caucharí-Olaroz project under the co-ownership structure, and expectations concerning proposed expansion plans for the project; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; expected benefits of acquisitions and investments in third parties made by the Company; the potential for partnership and financing scenarios for the Thacker Pass project; and the proposed separation of the Company’s business, the completion thereof and its structure.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and raise additional capital as needed; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; currency exchange and interest rates; general economic conditions; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project, and any expansion scenario; timing for commissioning and operation of the Company’s testing facility in Reno, and successful results from the testing facility and third-party testing for the Thacker Pass Project; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing to fund the development of its projects, including the outcome of the Company’s DOE loan application; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of COVID-19 on the Company’s operations, timelines and budgets; that pending patent applications are approved; the Company’s anticipated ownership interest in holdings of shares, warrants and other securities issued by third parties; accuracy of development budget and construction estimates; preparation of a development plan and feasibility study for lithium production at the Thacker Pass project; successful integration of acquired businesses and projects; expected benefits from investments made in third parties; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; and general economic and stock market conditions.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company’s DOE loan application, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.